Filed pursuant to Rule 424(b)(3)
File No. 333-236574

PROSPECTUS SUPPLEMENT (To Prospectus dated June 1, 2020, Prospectus Supplement dated June 4, 2020, Prospectus Supplement dated August 7, 2020, and Prospectus Supplement dated September 9, 2020)	November 6, 2020

Oxford Lane Capital Corp.

$500,000,000
Common Stock

This prospectus supplement supplements the prospectus supplement dated June 4, 2020 (the “First Prospectus Supplement”), the prospectus supplement dated August 7, 2020 (the “Second Prospectus Supplement”), the prospectus supplement dated September 9, 2020 (the “Third Prospectus Supplement”), and the accompanying prospectus thereto dated June 1, 2020 (the “Base Prospectus,” and, together with the First Prospectus Supplement, the Second Prospectus Supplement, the Third Prospectus Supplement, and this prospectus supplement, the “Prospectus”), which relate to the sale of shares of common stock of Oxford Lane Capital Corp. in an “at-the-market” offering pursuant to an equity distribution agreement dated June 4, 2020, with Ladenburg Thalmann & Co. Inc. Oxford Lane Capital Corp.’s (the “Company”) investment adviser, Oxford Lane Management, LLC (the “Adviser”), has agreed to pay to Ladenburg Thalmann & Co. Inc., if necessary, a supplemental payment per share that will reflect the difference between the public offering price per share and the net proceeds per share received by the Company in this offering such that the net proceeds per share received by the Company (before expenses) are not below the Company’s then current net asset value per share.

You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus and under the “Supplementary Risk Factors” sections beginning respectively on page 5 of this prospectus supplement and page 5 of the Second Prospectus Supplement, as well as in our subsequent filings with the Securities and Exchange Commission that are incorporated by reference into the Prospectus, before investing.

The terms “Oxford Lane,” the “Company,” “we,” “us” and “our” generally refer to Oxford Lane Capital Corp.

PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING

From June 4, 2020 to November 5, 2020, we sold a total of 7,261,788 shares of common stock pursuant to the “at-the-market” offering. The total amount of capital raised as a result of these sales of common stock was approximately $31.8 million and net proceeds were approximately $31.1 million, after deducting the sales agent’s commissions and offering expenses.

OCTOBER 2020 FINANCIAL UPDATE

On November 5, 2020, we announced the following net asset value (“NAV”) estimate as of October 31, 2020.

•	Management’s unaudited estimate of the range of the NAV per share of our common stock as of October 31, 2020 is between $3.87 and $3.97. This estimate is not a comprehensive statement of our financial condition or results for the month ended October 31, 2020. This estimate did not undergo the Company’s typical quarter-end financial closing procedures and was not approved by the Company’s board of directors. We advise you that our NAV per share for the quarter ended December 31, 2020 may differ materially from this estimate, which is given only as of October 31, 2020.

•	As of October 31, 2020, the Company had approximately 87.9 million shares of common stock issued and outstanding.

We believe that the COVID-19 pandemic represents an extraordinary circumstance that materially impacts the fair value of and prospective cash flows from the Company’s investments. As a result, the fair value of the Company’s portfolio investments may be materially impacted after October 31, 2020 by circumstances and events that are not yet known. To the extent the Company’s portfolio investments are further impacted by the effects of the COVID-19 pandemic, the Company may experience a material impact on its future net investment income, the fair value of its portfolio investments, its financial condition and the financial condition of its portfolio investments.

The preliminary financial data included in this prospectus supplement has been prepared by, and is the responsibility of, Oxford Lane Capital Corp.'s management.  PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data.  Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

SECOND QUARTER FINANCIAL HIGHLIGHTS

•	On October 29, 2020, our Board of Directors declared the following distributions on our common stock:

Month Ending	Record Date	Payment Date	Amount Per Share
January 31, 2021	January 15, 2021	January 29, 2021	$0.0675
February 28, 2021	February 12, 2021	February 26, 2021	$0.0675
March 31, 2021	March 17, 2021	March 31, 2021	$0.0675

In light of current economic and market conditions, including as a result of the global crisis caused by the spread of the COVID-19 virus, we believe that no reliance should be placed on these distributions representing the prospect for any particular level of common stock distributions for any periods in the future.

•	Net asset value (“NAV”) per share as of September 30, 2020 stood at $3.88, compared with a NAV per share on June 30, 2020 of $3.23.

•	Net investment income (“NII”), calculated in accordance with generally accepted accounting principles (“GAAP”), was approximately $18.2 million, or $0.21 per share, for the quarter ended September 30, 2020.

•	Our core net investment income (“Core NII”) was approximately $20.3 million, or $0.24 per share, for the quarter ended September 30, 2020.

o	Core NII represents NII adjusted for additional applicable cash distributions received, or entitled to be received (if any, in either case), on our collateralized loan obligation (“CLO”) equity investments. See additional information under “Supplemental Information Regarding Core Net Investment Income” below.

o	We emphasize that our taxable income may materially differ from our GAAP NII and/or our Core NII, and that neither GAAP NII nor Core NII should be relied upon as indicators of our taxable income.

•	Total investment income for the second fiscal quarter amounted to approximately $30.1 million, which represented an increase of approximately $400,000 from the quarter ended June 30, 2020.

o	For the quarter ended September 30, 2020 we recorded investment income from our portfolio as follows:

▪	$28.1 million from our CLO equity investments, and

▪	$2.0 million from our CLO debt investments and other income.

•	Our total expenses for the quarter ended September 30, 2020 were approximately $11.9 million, compared with total expenses of approximately $12.1 million for the quarter ended June 30, 2020.

•	As of September 30, 2020, the following metrics applied (note that none of these metrics represented a total return to shareholders):

o	The weighted average yield of our CLO debt investments at current cost was 11.0%, compared with 11.7% as of June 30, 2020.

o	The weighted average effective yield of our CLO equity investments at current cost was 14.5%, compared with 13.4% as of June 30, 2020.

o	The weighted average cash distribution yield of our CLO equity investments at current cost was 14.9%, compared with 14.0% as of June 30, 2020.

•	For the quarter ended September 30, 2020 we recorded a net increase in net assets resulting from operations of approximately $70.0 million, or $0.82 per share, comprised of:

o	Net investment income of approximately $18.2 million;

o	Net realized losses of approximately $33.2 million; and

o	Net unrealized appreciation of approximately $85.0 million.

•	During the quarter ended September 30, 2020 we made additional CLO investments of approximately $68.0 million, and received approximately $55.7 million from sales and repayments of our CLO investments.

•	The Company received approximately $22.4 million and $41.7 million of distributions from its CLO debt and equity investments during the months of July 2020 and October 2020, respectively.

•	For the quarter ended September 30, 2020, we issued a total of approximately 3.8 million shares of common stock pursuant to an “at-the-market” offering. After deducting the sales agent’s commissions and offering expenses, this resulted in net proceeds of approximately $16.1 million. As of September 30, 2020, we had approximately 87.7 million shares of common stock outstanding.

On October 29, 2020, our Board of Directors declared the required monthly dividends on our Series 2023 Term Preferred Shares, Series 2024 Term Preferred Shares and Series 2027 Term Preferred Shares (each, a “Share”) as follows:

Preferred Shares Type	Per Share Dividend Amount Declared	Record Dates	Payment Dates
Series 2023	$0.15625000	December 16 2020, January 15 2021, February 12 2021	December 31 2020, January 29 2021, February 26 2021
Series 2024	$0.14062500	December 16 2020, January 15 2021, February 12 2021	December 31 2020, January 29 2021, February 26 2021
Series 2027	$0.13020833	December 16 2020, January 15 2021, February 12 2021	December 31 2020, January 29 2021, February 26 2021

In accordance with their terms, each of the Series 2023 Term Preferred Shares, Series 2024 Term Preferred Shares and Series 2027 Term Preferred Shares will pay a monthly dividend at a fixed rate of 7.50%, 6.75% and 6.25%, respectively, of the $25.00 per share liquidation preference, or $1.875, $1.6875 and $1.5625 per share per year, respectively. This fixed annual dividend rate is subject to adjustment under certain circumstances, but will not, in any case, be lower than 7.50%, 6.75% and 6.25% per year, respectively, for each of the Series 2023 Term Preferred Shares, Series 2024 Term Preferred Shares and Series 2027 Term Preferred Shares.

Supplemental Information Regarding Core Net Investment Income

We provide information relating to Core NII (a non-GAAP measure) on a supplemental basis. This measure is not provided as a substitute for GAAP NII, but in addition to it. Our non-GAAP measures may differ from similar measures by other companies, even in the event of similar terms being utilized to identify such measures. Core NII represents GAAP NII adjusted for additional applicable cash distributions received, or entitled to be received (if any, in either case), on our CLO equity investments. OXLC’s management uses this information in its internal analysis of results and believes that this information may be informative in gauging the quality of OXLC’s financial performance, identifying trends in its results and providing meaningful period-to-period comparisons.

Income from investments in the “equity” class securities of CLO vehicles, for GAAP purposes, is recorded using the effective interest method; this is based on an effective yield to the expected redemption utilizing estimated cash flows, at current cost, including those CLO equity investments that have not made their inaugural distribution for the relevant period end. The result is an effective yield for the investment in which the difference between the actual cash received, or distributions entitled to be received, and the effective yield calculation is adjusted to the cost. Accordingly, investment income recognized on CLO equity securities in the GAAP statement of operations differs from the cash distributions actually received by the Company during the period (referred to below as “CLO equity adjustments”).

Furthermore, in order for the Company to continue qualifying as a regulated investment company (“RIC”) for tax purposes, we are required, among other things, to distribute at least 90% of our investment company taxable income annually. Therefore, Core NII may provide a better indication of our estimated taxable income for a reporting period than GAAP NII; we can offer no assurance that will be the case, however, as the ultimate tax character of our earnings cannot be determined until after tax returns are prepared at the close of a fiscal year. We note that this non-GAAP measure may not serve as a useful indicator of taxable earnings, particularly during periods of market disruption and volatility, and, as such, our taxable income may differ materially from our Core NII.

The following table provides a reconciliation of GAAP NII to Core NII for the three months ended September 30, 2020:

	Three Months Ended
	September 30, 2020
		Per Share
	Amount	Amount
GAAP Net investment income	$18,246,442	$0.21
CLO equity adjustments	$2,096,992	0.03
Core Net investment income	$20,343,434	$0.24

INCORPORATION BY REFERENCE

We incorporate by reference into this prospectus supplement our semi-annual report on Form N-CSR for the six months ended September 30, 2020 (filed with the SEC on November 3, 2020). Any statement contained in such semi-annual report on Form N-CSR shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement modifies or supersedes such statement in such semi-annual report on Form N-CSR.

SUPPLEMENTARY RISK FACTORS

Investing in our common stock involves a number of significant risks. Before you invest in our common stock, you should be aware of various risks, including those described below and those set forth in the Second Prospectus Supplement and the Base Prospectus. You should carefully consider these risk factors, together with all of the other information included in the Prospectus, before you decide whether to make an investment in our common stock. The risks set out below and elsewhere in the Prospectus are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected. In such case, our net asset value and the trading price of our common stock could decline, and you may lose all or part of your investment. The risk factors described below, together with those set forth in the Second Prospectus Supplement and the Base Prospectus thereto, are the principal risk factors associated with an investment in us as well as those factors generally associated with an investment company with investment objectives, investment policies, capital structure or trading markets similar to ours.

Historical data regarding our business, results of operations, financial condition and liquidity does not reflect the impact of the COVID-19 pandemic and related containment measures and therefore does not purport to be representative of our future performance.

The information included in the Prospectus, in our semi-annual report on Form N-CSR for the six months ended September 30, 2020 (incorporated by reference herein), and in our other reports filed with the SEC, includes information regarding our business, results of operations, financial condition and liquidity as of dates and for periods before the impact of the COVID-19 pandemic and related containment measures (including quarantines and governmental orders requiring the closure of certain businesses, limiting travel, requiring that individuals stay at home or shelter in place and closing borders). The historical information included in our Prospectus, in our semi-annual report on Form N-CSR for the six months ended September 30, 2020, and in our other reports filed with the SEC that is as of dates and for periods before the impact of the COVID-19 pandemic does not reflect the adverse impacts of the COVID-19 pandemic and related containment measures. Accordingly, investors are cautioned not to unduly rely on historical information regarding our business, results of operations, financial condition, or liquidity, as that data does not reflect the adverse impact of the COVID-19 pandemic and therefore does not purport to be representative of the future results of operations, financial condition, liquidity or other financial or operating results of us, or our business.

There is uncertainty surrounding potential legal, regulatory and policy changes by new presidential administrations in the United States that may directly affect financial institutions and the global economy.

The presidential election occurred on November 3, 2020.  Changes in federal policy, including tax policies, and at regulatory agencies occur over time through policy and personnel changes following elections, which lead to changes involving the level of oversight and focus on the financial services industry or the tax rates paid by corporate entities. The nature, timing and economic and political effects of potential changes to the current legal and regulatory framework affecting financial institutions remain highly uncertain. Uncertainty surrounding future changes may adversely affect our operating environment and therefore our business, financial condition, results of operations and growth prospects.

We are currently operating in a period of capital markets disruption and economic uncertainty.

The U.S. capital markets have experienced extreme volatility and disruption following the global outbreak of COVID-19 that began in December 2019. The global impact of the outbreak continues to evolve, and many countries have reacted by instituting quarantines, prohibitions on travel and the closure of offices, businesses, schools, retail stores and other public venues. Businesses have also implemented similar precautionary measures. Such measures, as well as the general uncertainty surrounding the dangers and impact of COVID-19, have created significant disruption in supply chains and economic activity. While several countries, as well as certain states in the United States, have begun to lift public health restrictions with the view to reopening their economies, recurring COVID-19 outbreaks have led to the re-introduction of such restrictions in certain states in the United States and globally and could continue to lead to the re-introduction of such restrictions elsewhere. Additionally, the absence of viable treatment options or a vaccine could lead people to continue to self-isolate and not participate in the economy at pre-pandemic levels for a prolonged period of time. Even after the COVID-19 pandemic subsides, the U.S. economy and most other major global economies may continue to experience a recession, and we anticipate our business and operations could be materially adversely affected by a prolonged recession in the United States and other major markets.

The impact of COVID- 19 has led to significant volatility and declines in the global public equity markets and it is uncertain how long this volatility will continue. Health advisors warn that recurring COVID-19 outbreaks will continue if reopening is pursued too soon or in the wrong manner, which may lead to the re-introduction or continuation of certain public health restrictions (such as instituting quarantines, prohibitions on travel and the closure of offices, businesses, schools, retail stores and other public venues). As COVID-19 continues to spread, the potential impacts, including a global, regional or other economic recession, are increasingly uncertain and difficult to assess. Some economists and major investment banks have expressed concern that the continued spread of the virus globally could lead to a world-wide economic downturn. Disruptions in the capital markets have increased the spread between the yields realized on risk-free and higher risk securities, resulting in illiquidity in parts of the capital markets. These and future market disruptions and/or illiquidity would be expected to have an adverse effect on our business, financial condition, results of operations and cash flows. Unfavorable economic conditions also would be expected to increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events have limited and could continue to limit our investment originations, limit our ability to grow and have a material negative impact on our operating results and the fair values of our collateralized loan obligation (“CLO”) debt and CLO equity investments.

Additionally, the recent disruption in economic activity caused by the COVID-19 pandemic has had, and may continue to have, a negative effect on the potential for liquidity events involving our investments. The illiquidity of our investments may make it difficult for us to sell such investments to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes. An inability to raise or access capital, and any required sale of all or a portion of our investments as a result, could have a material adverse effect on our business, financial condition or results of operations.

Any public health emergency, including the COVID-19 pandemic or any outbreak of other existing or new epidemic diseases, or the threat thereof, and the resulting financial and economic market uncertainty could have a significant adverse impact on the fair value of our investments.

Any public health emergency, including the COVID-19 pandemic, may cause the valuation of our investments to differ materially from the values that we may ultimately realize. Our valuations are inherently uncertain, may fluctuate over short periods of time and are often based on estimates, comparisons and qualitative evaluations of private information that may not show the complete impact of the COVID-19 pandemic and the resulting measures taken in response thereto. As a result, our valuations may not show the complete or continuing impact of the COVID-19 pandemic and the resulting measures taken in response thereto. Any public health emergency, including the COVID-19 pandemic or any outbreak of other existing or new epidemic diseases, or the threat thereof, and the resulting financial and economic market uncertainty could have a significant adverse impact on us and the fair value of our investments.